EXHIBIT 12.1

GENCO SHIPPING & TRADING LIMITED

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars, except ratios)

	Genco Predecessor Company (A)						Genco Successor Company (A)
	Year Ended December 31,				Period from January 1 to July 9,		Period from July 9 to December 31,		Three Months Ended March
	2010	2011	2012	2013	2014		2014		31, 2015

Earnings:
Net (loss) income	147,409	25,068	(157,776)	(157,021)	784,557	(B)	(213,358	)(C)	(79,115)
Adjustments:
Fixed charges	73,252	87,359	88,498	88,766	41,613		8,308		4,599
Plus amortization of capitalized interest	452	466	475	474	245		1	(D)	4	(D)
Less capitalized interest	(446)	(179)	—	—	(295)		(400)		(124)

Earnings	$220,667	$112,714	$(68,803)	$(67,781)	$826,120		$(205,449)		$(74,636)

Fixed Charges:
Interest expensed and capitalized interest	71,119	83,713	82,145	79,100	36,895		7,175		3,961
Amortization of deferred financing costs	1,977	3,188	5,413	9,116	4,461		845		487
Interest component of rent expense	156	458	940	550	257		288		151

Total fixed charges	$73,252	$87,359	$88,498	$88,766	$41,613		$8,308		$4,599

Ratio of earnings to fixed charges (E)	3.01	1.29	N/A	N/A	19.85		N/A		N/A

Deficiency of earnings available to cover fixed charges (E)			$157,301	$156,547			$213,757		$79,235

(A) As a result of our bankruptcy, we adopted fresh start reporting on July 9, 2014 in accordance with provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, “Reorganizations” (“ASC 852”). The period from July 9 to December 31, 2014 (“Genco Successor Company”) and the period from January 1 to July 9, 2014 (“Genco Predecessor Company”) are distinct reporting periods as a result of our emergence from bankruptcy on July 9, 2014 as reported in our consolidated financial statements. Our financial condition and results of operations from and after July 9, 2014 are not comparable to the financial condition or results of operations reflected in its other historical financial statements shown due to the application of fresh start reporting.

(B) The net effect of all fresh start accounting adjustments and other reorganization items resulted in income of $882,167, which is reflected in the statement of operations for the period January 1, 2014 to July 9, 2014.

(C)The statement of operations includes a charge of $166,067 for impairment of goodwill, which is reflected in the statement of operations for the period July 9, 2014 to December 31, 2014.

(D) Assumed the amortization of capitalized interest incurred by the Predecessor was eliminated upon emergence due to the revaluation of all vessels to fair market value.

(E) The ratio of earnings for the quarter ended March 31, 2015, the period from July 9, 2014 to December 31, 2014 and the years ended December 31, 2013 and 2012 were inadequate to cover fixed charges.  The deficiency of earnings indicated for each period would have been necessary to bring the ratio of earnings to fixed charges to 1.0.